February 18, 2022
VIA EDGAR
Ms. Nudrat Salik
Mr. Alan Campbell
Ms. Laura Crotty
Ms. Mary Mast
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Mr. Campbell, Ms. Crotty and Ms. Mast,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 14, 2022 with respect to Amendment No. 5 to the Company’s registration statement on Form F-4 filed with the Commission on February 10, 2022 (the “Amendment No. 5”).
Concurrently with the submission of this letter, the Company is filing the Amendment No. 6 to the registration statement on Form F-4 (the “Amendment No. 6”). To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 6 marked to show changes to the Amendment No. 5.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 6 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 6. The changes reflected in Amendment No. 6 include those made in response to the Staff’s comments as well as other updates.
Amendment No. 5 to Registration Statement on Form F-4
Cover Page
1.
We note your disclosure on page 49 that Prenetics H.K. holds $29.1 million in cash and cash equivalents at June 30, 2021. We further note your capital resources disclosure on page 270 that your cash is held for working capital purposes. We also note your description of how cash is transferred through your organization. Please revise to disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations. For example, state whether you have ever faced difficulties or limitations on your ability to transfer cash between subsidiaries and whether cash received from your U.K. subsidiary funds operations of your H.K. subsidiary, and if so, whether you have cash management policies that dictate the amount of such funding.
In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 270 of the Amendment No. 6.
2.
Please revise your statement that your auditor is located in Hong Kong and is not currently audited by the PCAOB to also specifically state that your auditor is included on a list of audit firms its Board determined it is unable to inspect or investigate completely because of a position taken by one or more authorities in Hong Kong, and is therefore subject to the PCAOB’s determination. Please clarify this point throughout your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, page 40 and pages 67 and 68 of the Amendment No. 6.
Prenetics, page 24
3.
We note your statement that “Prenetics believes that, based on the advice of its outside PRC counsel, it is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or to list its securities on a U.S. securities exchange or to issue securities to foreign investors (other than standard company registration with the competent State Administration for Market Regulation, which may be required for the three inactive subsidiaries of Prenetics that are incorporated under the laws of the PRC).” Please identify outside PRC counsel and file a consent. Alternatively, remove the reference and explain the basis for your belief that you are not required to obtain a cybersecurity review. Additionally, please explain the uncertainty with respect to whether your three subsidiaries incorporated under the laws of the PRC may be required to register with the competent State Administration for Market Regulation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 66 of the Amendment No. 6 and filed the consent of the Company’s outside PRC counsel, DaHui Lawyers, as Exhibit 23.6 to the Amendment No. 6.
In response to the Staff’s comment to explain the uncertainty with respect to whether the three PRC subsidiaries of the Company may be required to register with the competent State Administration for Market Regulation, the Company respectfully advises the Staff that, each of its three subsidiaries in the PRC is set up in the form of a limited liability company through a standard market entry registration with the competent State Administration for Market Regulation (SAMR) which issued a business license to each such subsidiary, and is required to make an annual filing with the SAMR in order to maintain its status as “duly existing.” The annual filing with SAMR is a standard and straightforward procedure, and there is no uncertainty with respect to the annual filing requirement. Failure to complete an annual filing, however, may cause the business license of a subsidiary to be suspended or eventually withdrawn. The Company has revised the disclosure on pages 24 and 66 of Amendment No. 6 to remove the disclosure referencing “standard company registration with the competent State Administration for Market Regulation”, as the annual filing requirement is not a requirement to obtain permission or approval from any PRC governmental authority to operate the Company’s business.
Summary of the Proxy Statement/Prospectus, page 24
4.
We refer to Comment 13 from our letter dated October 28, 2021. Please revise the Summary of the Proxy Statement/Prospectus to disclose the composition of the board of directors of PubCo after consummation of the Business Combination in relation to members associated with each of the pre-acquisition entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amendment No. 6.

The PRC government has significant oversight, discretion and control over the manner in which companies incorporated…, page 65
5.
Please include a specific discussion indicating that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect your business. Your discussion should include a cross-reference to the condensed consolidating financial information.

In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 40 and 65 of the Amendment No. 6.
*      *      *

If you have any questions regarding the Amendment No. 6, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer,
Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG